September 19, 2019

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rule 485(a) Filing for Calvert World Values Fund, Inc. (the “Registrant”) on behalf of

Calvert Emerging Markets Advancement Fund (the “Fund”)

Post-Effective Amendment No. 62 (1933 Act File No. 033-45829)

Amendment No. 62 (1940 Act File No. 811-06563) (the “Filing”)

Dear Ms. Lithotomos:

This letter responds to the comments you provided telephonically to the undersigned on August 15, 2019 with respect to the Filing. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Filing. The comments and Registrant’s responses thereto are as follows:

Prospectus

1.    Please explain supplementally why “Advancement” is included in the name of the Fund.

Response: The investment adviser intends to pursue engagement opportunities across the portfolio with both company management and government officials to seek to drive environmental, social and governance (“ESG”) change from the bottom-up stock-level and from the top-down at a country level. As a Fund that provides investors with exposure to emerging markets equity investments with comprehensive ESG engagement, it will be seeking to advance the sustainable economic development of emerging markets at various levels.

2.    In footnote 2 to the fee table, please disclose that recoupment of amounts reimbursed is limited to three years from the date of the waiver or the year of recoupment, whichever is lower.

Response: Footnote 2 to the fee table states “Amounts reimbursed may be recouped by CRM during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.” As such, the Registrant does not believe that further disclosure is required.

3.    In the description of the Fund, please summarize the index methodology employed by the Index, in particular please note how “emerging markets” are determined.

Response: A summary of the Index methodology is included under the heading “Calvert Emerging Markets Index” in the Fund’s Principal Investment Strategy. This summary will be revised, to include a description of how the Index determines a market to be an “emerging market” and a list of countries currently deemed emerging markets, as follows:

“CRM determines emerging market countries based on a set of criteria including level of economic development, existence of capital controls, openness to foreign direct investment, market trading and liquidity conditions, regulatory environment, treatment of minority shareholders, and investor expectations. CRM currently classifies the following countries as emerging markets: Brazil, Chile, China, Columbia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey, and United Arab Emirates.”

Calvert World Values Fund, Inc.
September 19, 2019

4.    The Principal Investment Strategy notes that considerations of whether a company is located in an emerging market include: “the primary trading market of the security; the company’s domicile, sources of revenue, and location of assets; and whether the investment is exposed to the economic fortunes and risks of a particular country.” Please confirm whether companies considered to be located in emerging markets will derive at least 50% of their revenue from an emerging market country. Alternatively, please explain how the Index will determine whether a company is located in an emerging market.

Response: The Index does not require that a company derive at least 50% of its revenue from an emerging market country. A summary of the Index’s methodology is included under the heading “Calvert Emerging Markets Index” in the Fund’s Principal Investment Strategy. This summary will be revised, to include a description of how companies are determined to be located in an emerging market country, as follows:

“Determinations as to whether a company is located in an emerging market is based on an assessment of headquarters location, country of incorporation, primary exchange, and country of greatest revenue.”

5.    In the fourth paragraph of “Fund Summary – Principal Investment Strategies,” please consider re-defining “CRM.”

Response: The Registrant has removed the reference to CRM in that section of the Prospectus.

6.    In “Fund Summary – Principal Risks,” the Fund includes “Smaller and Mid-Sized Company Risk.” The Fund’s investment strategy appears to include a broad range of market capitalizations. Please confirm whether there are any other risks associated with market capitalization, such as large- or mega-cap risks, that should be disclosed.

Response: The Fund may invest in securities issued by companies with a broad range of market capitalization. The Registrant confirms that the risks associated with investment in companies with larger market capitalizations is included within the Fund’s “Equity Securities Risk”.

7.    In the section “About Responsible Investing” under the heading “High Social Impact Investments Program”, it states that the Fund may invest up to 3% of its assets in the High Social Impact Investments program. Are there any risks an investor might be exposed to by the Fund investing in a non-profit organization affiliated with the Fund’s investment adviser?

Response: The term “High Social Impact Investments program” refers to the Fund’s policy of making high social impact investments (“HSII”) and does not refer specifically to an organization affiliated with the investment adviser. The Notes issued by Calvert Impact Capital, Inc. discussed in that section of the Prospectus are a specific type of HSII that certain Calvert Funds may invest in pursuant to an exemptive order issued by the SEC. Neither the Fund, nor the current investment adviser, is a party to that order and the Fund does not currently invest in the Notes. The Calvert Funds have filed a request for a new exemptive order to allow the Calvert Funds, including the Fund, to make investments or additional investments in the Notes. Should the exemptive order be granted, the Fund will consider whether any additional risks should be included in its Prospectus.

8.    The Fund notes that it expects to file an exemptive application requesting approval of a “manager-of managers” structure. Please provide an update on the status of this application.

Response: The Registrant expects to file the exemptive application by the end of 2019.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8878.

Very truly yours,

Michael P. Keane, Esq.

Michael P. Keane, Esq.